SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35300016831

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), pursuant to the provisions of article 33, item XXIX of CVM Resolution 80 of the Brazilian Securities and Exchange Commission (CVM) of March 29, 2022 (“Resolution 80/22”), hereby informs its shareholders and the market in general that, at a meeting held on October 1st, the Board of Directors decided on changing the composition of the Statutory Audit Committee, which is now as follows:

• Mateus Affonso Bandeira – Coordinator and Financial Expert

Mr. Bandeira earned a bachelor’s degree in Computer Science from the Catholic University of Pelotas, a graduate degree in Finance and Management from FGV and UFRGS, an MBA from The Wharton School – University of Pennsylvania, and concluded the executive Owner and President Management Program (OPM) at Harvard Business School. He has been a Board of Directors member of VIBRA Energia (since 2019), Oi S/A (since 2020), Marcopolo (since 2022), Intelbras (since 2022) and CVC Corp (since 2023), where he also served as Chair of the Board. He was the CEO and Managing Partner at Falconi, a management consulting firm, from January 2011 to March 2017, leading the partnership model implementation and internal expansion with companies opening in the USA and Mexico. He was also a Secretary of State for Planning and Management from July 2008 to March 2010, among other public roles. He was a systems analyst, IT manager, and CIO. He became a public servant in 1993 at the Secretariat of Finance of Rio Grande do Sul. After working at the Ministry of Finance and Federal Senate, he led the Rio Grande do Sul State Treasury in 2007. He was Board member of Banrisul from 2008 to 2011, where he also served as Chair of the Board from 2010 and 2011.

• Alexandre Gonçalves Silva - Member

Mr. Silva earned a bachelor’s degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro. He is a Board of Directors member of EMBRAER since 2011 and has been the Chair of the Board since 2012. Mr. Silva was the CEO of GE Brazil from 2001 to 2007, CEO of GE CELMA from 1989 to 2001, an Engineer at CTA from 1974 to 1976, a Manager at Motortec from 1976 to 1989, and an Engineer at VARIG from 1968 to 1974.

• Gustavo Rocha Gattass – Member

Mr. Gattass earned a bachelor’s degree in Economics from PUC-Rio. He is currently a member of the Board of Directors of Sabesp (since April/2024), Canacol Energy LTD (since 2023), PRIO S.A. (since 2020), and Serena Energia S.A. (since 2017). Mr. Gattass was a Board member of Copasa S.A. (from 2017 to 2023), BR Distribuidora (from 2015 to 2016), and Alternate Board member of Petrobras S.A. (from 2015 to 2016) and Sanepar (2017). He was also Head of the Company Analysis Department at Banco BTG Pactual from 2009 to 2015. From 1997 to 2015, he worked as a Company Analyst in the Oil & Gas, Energy, and Sanitation sectors at Icatu (from 1997 to 1998), UBS (from 1998 to 2009), and BTG Pactual (from 2009 to 2015).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35300016831

The biographies and other information regarding the members of the Company's Statutory Audit Committee are available in the Company's Reference Form, on the Company's website (https://ri.sabesp.com.br/) and on the Securities and Exchange Commission's website (www.gov.br/cvm).

São Paulo, October 8, 2024.

Daniel Szlak

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 10, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.